SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 975, of 04.20.2023

CERTIFICATE

MINUTES OF THE NINE HUNDREDTH AND SEVENTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

It certifies, for all due purposes, that the 975th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 2:00 pm on the twentieth day of April in the year two thousand and twenty-three, with the closure of the works recorded on the same day at 4:17 pm. The meeting took place at the main office of Eletrobras, located at Rua da Quitanda, n.º 196, 25th floor, Downtown, Rio de Janeiro – RJ. Board member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the meeting in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) participated in person the meeting. Board Members FELIPE VILLELA DIAS (FVD) and MARCELO GASPARINO DA SILVA (MGS) participated via videoconference. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). President WILSON FERREIRA JR. (WFJ) attended the meeting in person, as a guest. INSTRUCTION: The support material was made available to Directors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed by art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time. of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation. DECISION: DEL 058, of 04.20.2023. Form 20-F 2022. RES 232, of 04.20.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, and substantiated in the presentation of the rapporteur, in the favorable opinion issued by the Statutory Audit and Risks Committee in its 297th held on 04.20.2023, in the support material and in the documents below, RESOLVED: - Resolution of Executive Board No. 232, of 04.20.2023; - Executive Board Report VFR-033, dated 04.17.2023; and - Executive Summary VFR-001, dated 04.19.2023; 1. Approve the entire content and filing of Form 20-F for the 2022 fiscal year with the Financial Statements for the 2022 fiscal year, to be filed with the SEC, as per the minutes attached to Executive Board Resolution No. 232, of 20.04.2023; 2. Determine that the Financial and Investor Relations Vice-President - VFR, through the Investor Relations Superintendence - DFR and the Accounting Superintendence - DFC, the Governance Secretariat - DCGG and the Executive Secretariat - DCGS, each adopt which, within its scope of action, the measures necessary to comply with this Resolution. Deliberative Quorum: Unanimity. It is hereby registered that the material pertaining to the items resolved at this meeting of the Board of Directors is filed at the Company's headquarters. There being no further matters to discuss, Chairman IVAN DE SOUZA MONTEIRO closed the related work and ordered the Board's Governance Secretary to draw up this Certificate, which, after being read and approved, was signed by the Governance Secretary. The other matters dealt with in this meeting were omitted in this certificate, for legitimate precaution, supported by the Management's duty of secrecy, in accordance with the caput of article 155 of Law 6,404/76, given that they relate to interests that are merely internal to the Company, placing therefore, outside the scope of the norm contained in § 1 of article 142 of the aforementioned Law. Attending: Chairman IVAN DE SOUZA MONTEIRO; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO, VICENTE FALCONI CAMPOS; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, April 25, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DEL 058/2023. Classification of Information on Resolutions: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.